SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-2(a)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Numerex Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

67053A102
(CUSIP Number)

December 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the folloiwng box:  ___

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67053A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Lebow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 871,662 shares of Class A Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 871,662 shares of Class A Common Stock

	8.	Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
871,662 shares of Class A Common Stock owned by Mr. Kenneth Lebow in the following manner: (i) 626,905 shares owned in the name of the Lebow Family Trust, the trustee of which is Mr. Kenneth Lebow; (ii) 215,818 shares owned by Ken Lebow IRA R/O; (iii) 17,139 shares owned by Ken Lebow IRA; (iv) 3,500 shares owned by Ken Lebow ACF Sofie Lebow; (v) 4,800 shares owned by Ken Lebow ACF Shane Lebow; and (vi) 3,500 shares owned by Ken Lebow ACF Rose W. Lebow (Sofie Lebow, Shane Lebow and Rose W. Lebow are Mr. Kenneth Lebow’s minor children).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.16% (based on 14,161,614 shares of Class A Common Stock issued and outstanding as of November 5, 2008)

12.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Class A Common Stock Numerex Corp. 1600 Parkwood Circle, Suite 5000 Atlanta, GA 30339-2119

Item 2. Identity and Background

This Statement is being by Kenneth Lebow, a US citizen.  The address of Mr. Lebow is follows:

The Lebow Family Revocable Trust
808 San Ysidro Lane
Santa Barbera, CA 93108

During the last five years, Mr. Lebow not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

All purchases of Class A Common Stock of Numerex were made using investment capital.  As of the Date of Event which required the filing of this Statement, Mr. Lebow  paid approximately $3,835,061.02 to purchase 871,662 shares of common stock

Item 4.    Purpose of Transaction.

All Numerex securities owned by the Reporting Person have been acquired for investment purposes only.

Item 5.    Interest in Securities of the Issuer.

As of the date of the event which required the filing of this Statement, Mr. Kenneth Lebow owns 871,662 shares of Numerex Corp.‘s Class A Common Stock as follows: (i) 626,905 shares owned in the name of the Lebow Family Trust, the trustee of which is Mr. Kenneth Lebow; (ii) 215,818 shares owned by Ken Lebow IRA R/O; (iii) 17,139 shares owned by Ken Lebow IRA; (iv) 3,500 shares owned by Ken Lebow ACF Sofie Lebow; (v) 4,800 shares owned by Ken Lebow ACF Shane Lebow; and (vi) 3,500 shares owned by Ken Lebow ACF Rose W. Lebow (Sofie Lebow, Shane Lebow and Rose W. Lebow are Mr. Kenneth Lebow’s minor children).

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE

Item 7.    Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 29th day of December, 2008

By: /s/Kenneth Lebow Kenneth Lebow